Exhibit 99.1

AUTHID INC. POLICY ON GRANTING EQUITY AWARDS

ADOPTED ON APRIL 19, 2024

A. Introduction

The Board of Directors (the “Board”) of authID Inc. (the "Company") recognizes the importance of adhering to specific practices and procedures in the granting of equity awards. This policy shall apply to all grants of equity awards by the Company. Equity awards are any compensatory award granted under the Company's equity compensation plans (or otherwise) in the form of the Company’s common stock or any derivative of the Company’s common stock, including, without limitation, stock options, restricted stock, restricted stock units or performance shares.

This policy is intended solely to provide guidance with respect to the Company’s equity award granting practices and the Company intends to develop additional administrative procedures to supplement this policy in order to more fully implement the Company’s equity programs, including without limitation, the handling, internal review and dissemination of grant proposals, grant records and the tracking of related award information (including grant details, vesting, cancellation or expiration of awards, tax withholdings compliance with Sections 162(m) and 409A of the Internal Revenue Code of 1986, as amended and Section 16 of the Securities Exchange Act of 1934).

Such supplemental guidelines may be adopted and/or amended with the approval of the Company’s Chief Financial Officer and General Counsel without ratification by the Compensation Committee to the extent such guidelines do not conflict, in the reasonable judgment of such officers, with the policies and procedures specifically set forth herein.

B. Authority to Grant Awards

Only the Compensation Committee of the Board or the Board, as applicable, may grant equity awards. The Compensation Committee of the Board may from time to time grant limited authority to the CEO to offer awards to new hires subject to Compensation Committee ratification.

C. Procedure for Granting Awards

(i)       Equity award grants to existing employees may only be made by the Compensation Committee. Such awards shall be made on a date when the Company’s insider trading window is “open” (i.e., when the Company is not in possession of material non-public information), and which is at least three business days after the most recent release of the Company’s quarterly or annual earnings, or Form 8-K Current Report that discloses material non-public information. The grant date of broad based equity awards approved at a meeting of the Compensation Committee shall be the date of such meeting. The exercise price for all equity awards will be the closing price on the date of grant.

(ii)       With respect to grants made to named executive officers (as such term is defined under Item 402 of Regulation S-K), the Company shall not grant and/or price of stock options or other incentive securities under any securities-based compensation arrangement of the Company during the period beginning four (4) business days before and ending one (1) business day after the filing by the Company of a Form 10-Q Quarterly Report, Form 10-K Annual Report or Form 8-K Current Report that discloses material non-public information (other than a current report on Form 8–K disclosing a material new option award grant under Item 5.02(e) of that form). Such awards shall be made on a date which is at least three business days after the most recent release of the Company’s quarterly or annual earnings or Form 8-K Current Report that discloses material non-public information and when the Company’s insider trading window is “open” (i.e., when the Company is not in possession of material non-public information).

(iii)       Grants of stock options to new hires (other than to new hires who will be Section 16 officers), or for promotions, retention or other special purposes will be described as subject to the approval of the Compensation Committee at its next scheduled meeting. The grant date of such stock options, if approved by the Compensation Committee, shall be the date of such meeting. The exercise price for all equity awards will be the closing price on the date of grant. Grants of stock options to new hires who will or may be Section 16 officers will be subject to the prior approval of the Compensation Committee at a meeting, which will be held prior to the employment start date of the Section 16 officer. The grant date of such stock options will be the Section 16 officer’s first day of employment (subject that being in an open period in accordance with paragraph (ii) above) and the exercise price will be the closing price on the date of grant.

(iv) Annual grants of equity awards to members of the Board (the “Directors”) shall be effective within three business days after the date of the Annual Stockholders Meeting at which such Director is elected or re-elected. For Directors appointed other than at an Annual Stockholders Meeting, initial grants of equity awards shall be effective on the date the Director is appointed (subject that being in an open period in accordance with paragraph (ii) above). The exercise price for all equity awards will be the closing price on the effective date of grant.

(v) The Stock Plan Administrator will upon the instructions of the CEO prepare a list of equity grants to be considered by the Compensation Committee, which list will include the grantee's name, the proposed number of shares or options to be granted, and the vesting terms. This list will be reviewed by the Chief Financial Officer and the General Counsel before submission to the Compensation Committee for approval.

(vi) The list will be submitted to the Compensation Committee in advance of the scheduled meeting. The minutes of meetings at which grants of equity awards are made, or written resolutions (as the case may be) must include the names of the grantees, the number of options or shares granted to each grantee, and the vesting terms.

(vii) All grants will be made pursuant to a standard form of award agreement previously approved by the Compensation Committee unless the Compensation Committee determines otherwise.

D. Error Correction Process

No additions or changes to the list of approved equity awards that was submitted to and approved by the Compensation Committee may be made once such list has been approved. In the event that a list contains an omission, the correction will be made by including any omitted grant in the next meeting of the Compensation Committee. If an error or omission occurs, depending on the reason for the error or omission, a decision may be made (but is not required) to adjust the amount of the later grant or the vesting schedule to compensate for the delayed vesting or change in exercise price from the intended grant date to the actual grant date provided all modifications are properly documented and explained.

E. Award Packages

The Stock Plan Administrator will distribute equity award packages to all grantees promptly. The Stock Plan Administrator will annually review all standard forms of equity grant agreements and will obtain the approval of the Compensation Committee for any proposed modifications.

F. Equity Compensation Compliance

The Compensation Committee has designated the General Counsel as the person charged with equity compensation compliance for purposes of assisting the Compensation Committee with the administration and oversight of this policy. The General Counsel shall periodically report to and update the Compensation Committee regarding the procedures and practices relating to the granting of equity awards and shall perform such other tasks as reasonably requested by the Committee related to the implementation and oversight of this policy.

G. Revisions

The Board or the Compensation Committee shall have the authority to revise this Policy.